UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 3, 2026, YY Group Holding Limited, a British Virgin Islands company (“YY Group” or the “Company”), entered into a Sale and Purchase Agreement (the “Agreement”) with Ren Yinan (the “Seller”), pursuant to which the Company, agreed to acquire ninety-five percent (95%) of the total issued and outstanding equity interest (the “Sale Shares”) in Xtreme Solution Pte. Ltd (the “Target”), a company incorporated under the laws of Singapore operating a wholesale trade of computer hardware, software, competitive gaming peripherals, and other goods (the “Acquisition”).

The aggregate consideration for the Sale Shares is 4.5 million Singapore Dollars (“S$”) (approximately US$3.5 million), payable through a combination of S$900,000 in cash  and Class A ordinary shares of the Company with an aggregate value of S$3.6 million (the “Consideration Shares”).

On August 3, 2026, the Company received the Sale Shares and became a 95% shareholder of the Target. On the same day, the Company issued 3,787,379 Class A ordinary shares to the Seller as the Consideration Shares, in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Regulation S promulgated thereunder. As of the date of this report, the Company has made S$600,000 in cash payments, with the remaining S$300,000 balance due and payable before November 2, 2026.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the Acquisition, the Company also entered into (1) a shareholders’ agreement (the “SHA”) with the Target and Soh Weilun, the shareholder owning the remaining 5% equity interest in the Target, providing the Company with (a) a right of first refusal for the shares of the Target held by Soh Weilun, (b) a right to appoint three directors to the four-director board of directors of the Target, and (c) a tag-along right for Soh Weilun in the event the Company sells its shares of Target, among others; and (2) a deed of non-competition and non-solicitation (the “Non-Compete Deed”) with the Seller and the Target, which prohibits the Seller for three years from the Completion Date from engaging in any business competing with the Target’s business in Singapore or other relevant jurisdictions, soliciting or diverting the Target’s customers, clients or suppliers, or soliciting, employing or engaging the Target’s directors, officers or employees, that was the Target’s customers, clients or suppliers, directors, officers or employees any time during the 12 months prior to the Completion Date.

The audited financial statements of the Target required in connection with the Acquisition, together with any pro forma financial information required to be furnished, are not included in this report. The Company intends to furnish such audited financial statements and pro forma financial information, to the extent required, by means of a subsequent Report on Form 6-K to be filed with the U.S. Securities and Exchange Commission no later than seventy-five (75) days after the date on which the Acquisition is completed.

On August 4, 2026, the Company issued a press release announcing the Acquisition, a copy of which is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Sale and Purchase Agreement entered into by and between YY Group Holding Limited and Ren Yinan
99.2	Press Released dated August 4, 2026

*	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: August 13, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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